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File No. 059177-0017

February 19, 2021

VIA EDGAR

Ms. Margaret Schwartz

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prometheus Biosciences, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 15, 2021

CIK No.0001718852

Dear Ms. Schwartz:

We are in receipt of the Staff’s letter dated February 10, 2021 with respect to the above-referenced confidential draft amended Registration Statement (the “Amended Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Prometheus Biosciences, Inc. (“Prometheus” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating the Amended Draft Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your response to our prior comment number 6. In certain places you state that you will collaborate with Takeda “to develop a therapeutic candidate for the TPR15 program.” However, in other places it appears that the Company is solely responsible for developing and commercializing. Please reconcile this disclosure, and to the extent you are solely responsible for developing a companion diagnostic and not any drug candidate, please tell us why you feel it is appropriate to include TPR15 in your pipeline table.

Prometheus’ Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 82, 98 and 100 of the Registration Statement to remove the TPR15 program from the pipeline table and to clarify the Company’s role in collaborating on a companion diagnostic.

February 19, 2021

Use of Proceeds, page 76

2.

We note your response to our prior comment number 8. We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of PRA023 and PR600. Please revise page 74 to specify how far in the clinical development of your product candidates you expect to reach with the net proceeds for each indication.

Prometheus’ Response: The Company has revised the disclosure on page 74 of the Registration Statement in response to the Staff’s comment.

Business, page 100

3.	Please revise page 102 to describe the meaning of p-values and how they relate to the FDA’s standards of efficacy.

Prometheus’ Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 98 and 107 of the Registration Statement to remove references to p-values given the referenced study was open label.

Business, page 100

4.

We note your response to our prior comment number 12. Please revise page 110 to disclose the number of subjects and duration of the two mouse models of IBD conducted by Cedars-Sinai. Please also further explain of quantify the “substantial reduction” observed.

Prometheus’ Response: The Company has revised the disclosure on page 107 of the Registration Statement in response to the Staff’s comment.

Business, page 100

5.	We note your response to our prior comment number 13. Please revise to provide a definition for the terms endoscopic improvement, clinical remission and disease biomarkers.

Prometheus’ Response: The Company has revised the disclosure on page 107 of the Registration Statement in response to the Staff’s comment.

Business, page 100

6.

We note your response to our prior comment number 14. Please revise page 111 to provide more context for, and clearly explain, your statement that your companion diagnostic achieved 4-times greater probability of identify patients with increased TL1A expression over IBD patients with lowered TL1A expression. If this is a metric, such as positive predictive value, then please also explain the metric.

Prometheus’ Response: The Company has revised the disclosure on page 108 of the Registration Statement in response to the Staff’s comment.

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February 19, 2021

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Mary Beth Breslin, Securities and Exchange Commission

Ameen Hamady, Securities and Exchange Commission

Mark C. McKenna, Prometheus Biosciences, Inc.

Keith Marshall, Prometheus Biosciences, Inc.

Cheston J. Larson, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP